EXHIBIT (a)(13)

Humana News Release

                                          For Further Information:

                                             Laurie G. Scarborough
                                                Investor Relations
                                                September 15, 1995
                                                      502/580-1037

     LOUISVILLE, Ky. --- Humana Inc. (NYSE: HUM) announced today that it has extended the expiration date of its tender offer for all outstanding shares of common stock of EMPHESYS Financial Group Inc. (NYSE: EFG) until 6:00 P.M. EST, on October 2, 1995. The tender offer had been scheduled to expire on Friday, September 15, 1995.

     Humana's obligation to close the tender offer is subject to obtaining regulatory approvals from the states of Wisconsin, California and Illinois. Humana is working closely with these regulatory authorities to obtain the approvals.

     Humana has been advised by Chemical Mellon Shareholder Services, the depositary for the offer, that as of the close of business on September 14, 1995, approximately 12.7 million shares of EMPHESYS common stock (or 72 percent of the outstanding shares on a fully diluted basis) have been validly tendered and not withdrawn pursuant to the offer.

          EMPHESYS, based in Green Bay, Wisconsin, is one of the nation's premier health insurers in the small group market. Headquartered in Louisville, Kentucky, Humana provides managed health care services to 2.4 million members through the operation of health maintenance organizations and preferred provider organizations located in 14 states and the District of Columbia.